Assurant, Inc.

One Chase Manhattan Plaza

New York, NY 10005

May 9, 2006

Ms. Dana Hartz

Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, D.C. 20549

Re:	Assurant, Inc. Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 10, 2006 File No. 001-31978

Dear Ms. Hartz:

Assurant, Inc. (the “Company”), hereby files, via EDGAR, this letter confirming its telephone conversation with you on May 8, 2006 relating to the comment letter dated April 7, 2006 and the Company’s response letter dated April 28, 2006, with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 10, 2006 (File No. 001-31978).

As discussed, the Company will incorporate the response to comment 2, as presented in the Company’s response letter dated April 28, 2006, into the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2006. Additionally, the Company will incorporate the responses to comments 1 and 3, consistent with the presentation in the Company’s response letter dated April 28, 2006, into the Company’s annual report on Form 10-K for the year ending December 31, 2006.

As discussed, the Commission was satisfied with the Company’s response to comment 4 and no further correspondence or disclosure is required for comment 4.

*         *         *

The Company hereby acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Annual Report; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me by phone, at (212) 859-7027, or by fax, at (212) 859-7010.

Sincerely,

/s/ P. Bruce Camacho

P. Bruce Camacho

Chief Financial Officer

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